

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2026

Ram Aiyar
President, Chief Executive Officer and interim Chief Financial Officer
Korro Bio, Inc.
60 First Street, 2nd Floor, Suite 250
Cambridge, MA 02141

> **Re: Korro Bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2026**
> **File No. 333-294298**

Dear Ram Aiyar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marianne Sarrazin, Esq.